Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

GERDAU S.A. (83: GGBR / NYSE: GGB) (“Company”), informs that, in report disclosed today, S&P Ratings upgraded the Long-Term Foreign Currency Issuer Default Rating (IDRs) of Gerdau S.A. to ‘BBB’ from ‘BBB-’. S&P also upgraded Gerdau’s and its related subsidiary companies’ senior unsecured notes to ‘BBB’ from ‘BBB-’. The Rating Outlook is now stable.

São Paulo, October 16th, 2024.

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer

Research Update:

Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

October 16, 2024

Rating Action Overview

-	Brazilian steelmaker Gerdau S.A. has sustained low leverage and sound liquidity, even amid low prices in its main markets. The company posted adjusted debt to EBITDA of 0.8x and FFO to debt of 87.5% in the 12 months ended June 30, 2024, despite its EBITDA margin falling to 16% from 21% in the same period last year.

-	At the same time, free operating cash flow (FOCF) has remained robust, in spite of the company’s significant capex plan.

-	As a result, we raised our issuer credit ratings on Gerdau S.A. and Gerdau Ameristeel Corp. to ‘BBB’ from ‘BBB-’. We also raised our issue ratings on their senior unsecured notes to ‘BBB’ from ‘BBB-’. At the same time, we affirmed our ‘brAAA’ Brazil national scale rating on Gerdau and on its senior unsecured debentures.

-	The stable outlook reflects our expectation that margins in Brazil will recover and Gerdau will sustain low leverage and robust FOCF, despite significant investment plans, as well as conservative financial policies.

Rating Action Rationale

We forecast Gerdau to sustain low leverage while facing weaker market conditions. The company has maintained strong credit metrics, with debt to EBITDA below 1.0x and funds from operations (FFO) to debt above 80%, despite lower EBITDA compared with the record highs in 2021 and 2022. The company’s solid performance comes amid the more challenging market conditions in Brazil the past three quarters and in the U.S. more recently.

We believe the company’s performance is mainly a result of its commitment to maintain a robust balance sheet, with a strong cash position and controlled nominal gross debt. The company ended June 2024 with cash of Brazilian real (R$) 6.6 billion and gross debt of R$12.6 billion. In addition, its sound business diversity helps to offset weak regional performance.

PRIMARY CREDIT ANALYST

Matheus H Cortes

Sao Paulo

+ 55 11 3818 4129

matheus.cortes

@spglobal.com

SECONDARY CONTACT

Flavia M Bedran

Sao Paulo

+ 55 11 3039 9758

flavia.bedran

@spglobal.com

www.spglobal.com/ratingsdirect	October 16, 2024 1

Research Update: Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

We think Gerdau’s conservative financial policies will keep net leverage comfortably below 1.5x and support consistent and robust cash generation. The company currently has targets of net leverage of about 1.0x-1.5x, gross debt around R$12 billion, dividend payouts of 30% of the previous year’s net income, and minimum cash of R$5 billion–R$6 billion.

In our view, such policies provide a cushion against downturns. We expect Gerdau to be able to maintain leverage below 1.5x even if EBITDA declines by 20%-25% compared with our base-case scenario. Additionally, we expect the company to take other countercyclical measures (as reduce capex and shareholder’s remuneration) to control leverage if it faces a downturn.

Recent investments in efficiency, coupled with geographic and product mix diversification, will sustain solid EBITDA generation. The company’s margins suffered in the first half of 2024 as a consequence of one-off costs related to the hibernation of plants to adjust production capacity in Brazil. In addition, competition in the country increased, with high import volumes pressuring domestic prices, though less so for Gerdau given the company’s product mix.

In Brazil, we expect margins to reach double digits by the end of this year and close to 19% in 2025, from 9% in the first half of 2024, owing to better price adjustments amid supportive demand (from civil construction, industrial clients, and agriculture) and the company’s recent cost-cutting initiatives. Those included the company optimizing its operational footprint, revising its logistics network, and modernizing some of its industrial processes.

The improved margins in Brazil the rest of this year and in 2025 will partially offset the weaker margins we foresee for North America (close to 19%-20%) given more pressured metal spreads in the region. Nevertheless, for North America, we anticipate still solid demand supported by recent federal government measures, such as the Chips and Science Act, and the Infrastructure Investment and Jobs Act.

All the above should culminate in consolidated nominal EBITDA of about R$11.5 billion in 2024 and R$14.2 billion in 2025 for Gerdau, with an EBITDA margin of 16.8% and 19.4%, respectively.

We expect robust FOCF and solid liquidity despite a significant capital expenditure (capex) plan. Gerdau is in the middle of its strategic investment plan. The plan considers a total disbursement of close to R$12 billion until 2027, of which about R$5.9 billion has already been invested. The main projects in place are:

-	The new iron ore treatment plant in Brazil (R$3.2 billion),

-	An increase in capacity in the Midlothian plant in the U.S. (R$1.5 billion), and

-	Hot-rolled coil steel and rolling mill capacity expansion (R$ 3.3 billion).

The strategic investment plan, plus additional capex for maintenance, should result in total capex of about R$ 6 billion per year in the next few years.

Despite the significant capex, we still forecast Gerdau to generate FOCF of about R$2 billion–R$3.3 billion per year in 2024 and 2025. This should benefit the company’s liquidity position, coupled with an extended debt maturity profile and an already solid cash position (plus its undrawn bank line of about U$875 million due in 2027).

www.spglobal.com/ratingsdirect	October 16, 2024 2

Research Update: Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

Outlook

The stable outlook reflects our expectation that Gerdau will maintain net leverage of 0.5x-1.0x for the next 18-24 months, in spite of a significant capex plan and higher shareholder remuneration.

We also think that the company’s conservative financial policies will enable it to maintain controlled leverage--below 1.5x--even during cycle downturns.

In addition, we expect Gerdau to maintain a sound liquidity cushion to withstand a potential downturn and to pass our stress test. As a result, the company can be rated up to two notches above the ‘BBB-’ transfer and convertibility (T&C) assessment of Brazil.

Downside scenario

We could downgrade Gerdau if its adjusted debt to EBITDA stays above 1.5x and FFO to debt below 60% for a consistent period following a potential downturn in the industry. This scenario could also result from more aggressive shareholder remuneration, significant mergers or acquisitions, or working capital mismanagement, leading to significant cash burn. We could also lower the ratings if the company’s liquidity weakens, limiting its ability to be rated above our T&C assessment of Brazil.

Upside scenario

We could upgrade Gerdau in the next 18-24 months if it sustains a longer record of adjusted debt to EBITDA below 1.5x and FFO to debt above 60% through industry downturns. In such a scenario, we would expect the company to have an increased asset base and operational footprint to support its position in the sector, while posting less volatile margins throughout industry cycles.

An upgrade would also depend on Gerdau’s ability to continue to post sound liquidity to pass our stress test and to be rated up to two notches above the ‘BBB-’ T&C assessment of Brazil.

Company Description

Gerdau is one of the largest steel producers in the Americas. With total crude steel production capacity of over 15 million tons, the company operates mainly in Brazil and the U.S., with minor operations in other Latin American countries such as Argentina, Uruguay, and Peru. Gerdau’s portfolio consists of long and flat steel, including specialty steel, as well as iron ore for its own use. The company posted net revenues of R$64.6 billion and EBITDA of R$10.3 billion in the 12 months ended June 30, 2024.

Gerdau is ultimately controlled by the holding company Metalurgica Gerdau S.A. (MG; not rated), which holds a 33.5% stake in the company. We consider Gerdau a core subsidiary of MG because it’s the only operating asset and cash flow generator of the holding company, and it holds 100% of the group’s debt. In addition, Gerdau controls subsidiaries in the steel business, including Gerdau Ameristeel Corp., and financial vehicles.

Our Base-Case Scenario

Assumptions

-	Brazil’s real GDP to grow by 2.8%, 1.8%, and 2.1% in 2024, 2025, and 2026, respectively, affecting Brazil utilization rates.

-	U.S.’s real GDP growth of 2.7%, 1.8%, and 1.9% in 2024, 2025, and 2026, respectively, affecting North America utilization rates.

www.spglobal.com/ratingsdirect	October 16, 2024 3

Research Update: Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

-	Average inflation of about 4.3%, 3.8%, and 3.5% in Brazil for 2024, 2025, and 2026, respectively, affecting personnel, maintenance, and energy material costs for Brazil division.

-	Average inflation of about 2.9%, 2.0%, and 2.4% in the U.S. for 2024, 2025, and 2026, respectively, affecting personnel, maintenance, and energy material costs for North America division.

-	Average foreign exchange rate of R$5.3-R$5.52 per U$1 for the next years.

-	Net revenues roughly stable in 2024, with higher volumes amid stable demand mitigating the impact of lower prices in Brazil and U.S. In the coming years, we expect revenues to increase through volume growth in all divisions and prices recovery in Brazil.

-	Capex of R$6.0 billion per year in the coming years.

-	Dividends of 30%-50% of the previous year’s net income in the coming years, but depending on the maintenance of solid cash position and controlled leverage.

-	Share repurchases of almost R$1.8 billion in 2024, given the current repurchase plan that the company’s board approved.

-	The proceeds from the divestment of Gerdau’s stakes in the joint ventures Diaco S.A. and Gerdau Metaldom Corp. (amounting to about R$ 1.5 billion) in February and March 2024, and from the monetization of tax credits (R$1.7 billion) in August 2024.

Key metrics

Gerdau S.A.--forecast summary

Industry sector: metals

	--Fiscal year ended Dec. 31--
(Mil. R$)	2020a	2021a	2022a	2023a	2024e	2025f	2026f	2027f	2028f
Revenue	43,815	78,345	82,412	68,916	68,533	73,345	76,062	77,775	79,189
EBITDA (reported)	8,170	23,682	20,618	13,511	11,492	14,191	14,693	14,695	14,300
Plus/(less): Other	(932)	(1,623)	(446)	(853)	27	27	27	27	27
EBITDA	7,237	22,059	20,172	12,657	11,519	14,219	14,720	14,723	14,328
Less: Cash interest paid	(1,105)	(1,202)	(997)	(913)	(1,073)	(1,174)	(1,092)	(1,087)	(1,096)
Less: Cash taxes paid	(621)	(2,893)	(3,356)	(1,560)	(1,489)	(1,953)	(2,003)	(1,958)	(1,850)
Funds from operations (FFO)	5,512	17,964	15,819	10,185	8,957	11,092	11,625	11,678	11,382
Interest expense	1,093	1,135	1,020	922	1,094	1,197	1,115	1,110	1,119
Cash flow from operations (CFO)	5,744	12,484	11,122	11,084	7,910	9,320	9,833	9,993	9,490
Capital expenditure (capex)	1,626	2,993	4,263	5,155	6,000	6,000	6,000	5,500	5,500
Free operating cash flow (FOCF)	4,118	9,491	6,858	5,930	1,910	3,320	3,833	4,493	3,990
Dividends	275	5,339	5,892	2,683	2,261	2,681	3,906	4,007	3,917
Share repurchases (reported)	--	--	1,073	--	1,768	--	--	--	--
Discretionary cash flow (DCF)	3,843	4,151	(106)	3,246	(2,120)	639	(74)	486	74
Debt (reported)	17,515	14,040	12,607	10,893	12,393	12,393	12,393	12,393	12,393
Plus: Lease liabilities debt	856	918	1,031	1,278	1,405	1,476	1,549	1,627	1,708

www.spglobal.com/ratingsdirect	October 16, 2024 4

Research Update: Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

Gerdau S.A.--forecast summary (cont.)

Industry sector: metals

	--Fiscal year ended Dec. 31--
(Mil. R$)	2020a	2021a	2022a	2023a	2024e	2025f	2026f	2027f	2028f
Plus: Pension and other postretirement debt	1,077	713	374	254	254	254	254	254	254
Less: Accessible cash and liquid Investments	(7,658)	(6,787)	(5,435)	(5,344)	(7,887)	(8,426)	(8,260)	(8,662)	(8,660)
Plus/(less): Other	3,960	3,011	1,282	1,233	1,333	1,333	1,333	678	678
Debt	15,751	11,895	9,859	8,314	7,499	7,030	7,270	6,290	6,373
Cash and short-term investments (reported)	7,658	6,787	5,435	5,344	7,887	8,426	8,260	8,662	8,660
Adjusted ratios
Debt/EBITDA (x)	2.2	0.5	0.5	0.7	0.7	0.5	0.5	0.4	0.4
FFO/debt (%)	35.0	151.0	160.5	122.5	119.4	157.8	159.9	185.6	178.6
FFO cash interest coverage (x)	6.0	15.9	16.9	12.2	9.3	10.5	11.7	11.7	11.4
EBITDA interest coverage (x)	6.6	19.4	19.8	13.7	10.5	11.9	13.2	13.3	12.8
CFO/debt (%)	36.5	105.0	112.8	133.3	105.5	132.6	135.2	158.9	148.9
FOCF/debt (%)	26.1	79.8	69.6	71.3	25.5	47.2	52.7	71.4	62.6
DCF/debt (%)	24.4	34.9	(1.1)	39.0	(28.3)	9.1	(1.0)	7.7	1.2
Annual revenue growth (%)	10.5	78.8	5.2	(16.4)	(0.6)	7.0	3.7	2.3	1.8
Gross margin (%)	19.2	30.0	26.2	20.9	19.1	21.5	21.5	20.9	20.0
EBITDA margin (%)	16.5	28.2	24.5	18.4	16.8	19.4	19.4	18.9	18.1
Return on capital (%)	10.0	39.5	33.5	18.8	15.6	19.0	18.0	16.7	15.2

All figures include S&P Global Ratings adjustments’ unless stated as reported. a--Actual. e--Estimate. f--Forecast.

Liquidity

We continue to view Gerdau’s liquidity as strong. Sources will exceed uses of cash for the next 12 months by about 1.7x, and sources would be comfortably higher than uses even if EBITDA were to decline by 30% from our base-case scenario.

The company has a solid cash position and cash generation, access to a fully available committed credit facility of $875 million (equivalent to about R$ 4.9 billion) due in October 2027, and a smooth debt amortization profile. In addition, we believe Gerdau has well-established relationships with banks and high standing in credit markets, given its large scale and solid operations. We view the company as having overall prudent risk management, and it’s not subject to financial covenants on its debt.

Principal liquidity sources are:

-	Cash position of R$6.6 billion as of June 30, 2024;

-	Availability under the undrawn portion of its committed credit facility due 2024 of $875 million (about R$4.9 billion) as of June 30, 2024;

-	FFO of R$10.6 billion in the next 12 months; and

-	Judicially deposited amounts totaling R$1.8 billion, received in August 2024.

www.spglobal.com/ratingsdirect	October 16, 2024 5

Research Update: Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

Principal liquidity uses are:

-	Short-term debt maturities of about R$1.7 billion as of June 30, 2024;

-	Working capital outflows of R$2.1 billion in the next 12 months;

-	Estimated capex of about R$6 billion for the next 12 months; and

-	Dividend payments of about R$2.5 billion and share repurchases of almost R$1.8 billion for the next 12 months.

Environmental, Social, And Governance

Environmental, social, and governance (ESG) factors have an overall neutral influence on our credit analysis of Gerdau. In line with the downstream peers, Gerdau is exposed to the energy-intensive steel production process. However, it produces about 70% of its steel in electric arc furnaces, which pollute significantly less than traditional blast furnaces.

Through Gerdau Next, the company has also been making several investments in renewable energy. It also has in place clean energy projects, such as the construction of two solar parks (one in the U.S. and the other in Brazil), aiming to diversify its energy matrix.

Additionally, 71% of the steel Gerdau produces has scrap metal, as its main raw material, that the company sources from metal recyclers. Gerdau also invests in efficient water recirculation programs, which allows 97.6% of the water used in its production to be reused. Nevertheless, Gerdau has one of the lower averages of greenhouse gases emissions in the sector, around 0.91 tCO2e/tons of steel produced, and aims to reach 0.82 by 2031, potentially becoming carbon neutral in 2050.

Group Influence

We analyze consolidated figures and operations at MG’s level. This doesn’t change our view of the group’s business and financial risk profiles because Gerdau is MG’s only relevant asset, which we view as a core subsidiary and driver of the group’s credit quality. There’s no material debt at the holding level.

Ratings Above The Sovereign

Given that Gerdau historically generates about 50% of its EBITDA in Brazil, we stress its ability to withstand a hypothetical sovereign default scenario of that country. The company passes the stress test, given its solid liquidity and cash flows from foreign operations.

Therefore, we can rate Gerdau above the referenced foreign currency sovereign rating, which is the weighted average between our ratings on Brazil and the U.S. (about 40% of the company’s historical EBITDA). The indicative average reference country rating is ‘BBB+’, which we lower one notch because Gerdau’s country of domicile is Brazil, arriving at the final country rating of ‘BBB’.

In our view, Gerdau operates in an industry that’s highly sensitive to the domestic economy because the steel sector is primarily non-exporter, limiting the final rating to up to two notches above the referenced sovereign rating, which could reach ‘A-’.

www.spglobal.com/ratingsdirect	October 16, 2024 6

Research Update: Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

However, we also analyze the T&C risks that reflect Gerdau’s ability to satisfy its operating and financial needs in foreign currency, a risk that would stem from Brazil imposing capital controls. Our T&C assessment of Brazil is ‘BBB-’, and the rating on Gerdau is currently capped at two notches above this level.

Under a hypothetical sovereign default scenario, we assume the following:

-	Brazil’s GDP to contract 10%, affecting domestic volumes and not allowing for price increases;

-	Higher inflation hurting selling, general, and administrative expenses and other costs;

-	Doubling of foreign exchange rate, raising dollar-denominated debt’s interest, costs, and principal (while also benefiting the company’s cash flows from U.S. operations and exports);

-	Increase of about 50% for floating debt, reaching historical peaks and increasing Gerdau’s interest expense on its floating-rate debt;

-	Capex at maintenance levels, but with a larger portion (about a third of total capex) in dollars;

-	Stressed working capital levels;

-	No dividend payments or share repurchases; and

-	Haircut of 10% over the company’s bank deposits and of 70% over its short-term investments in the domestic currency and doubling our assumptions for its exposure to the U.S. dollar, given the real’s depreciation.

We view that in a scenario of T&C restrictions, Gerdau’s available cash and cash generation outside Brazil and 25% of current exports from Brazil would be sufficient to cover the company’s short-term debt and interest payments in hard currency due to its dollar-denominated cash and revolving credit facility, as well as its sizable U.S. operations.

Issue Ratings--Subordination Risk Analysis

Capital structure

As of June 30, 2024, Gerdau’s capital structure mainly consisted of:

-	R$8.1 billion in senior unsecured international bonds due 2027, 2030, and 2044;

-	R$2.2 billion in working capital lines and fixed-asset financing; and

-	R$2.3 billion in senior unsecured debentures due 2026 and 2029.

Gerdau’s debt is mostly senior unsecured debts guaranteed or issued by the company. The subsidiaries’ debt represents close to 18% of total debt. We consider bonds as debt at the parent level, given that Gerdau acts as their unconditional guarantor and they were issued by financial arms.

Analytical conclusions

We rate Gerdau’s senior unsecured debt at the same level as our issuer credit rating because the company has limited secured debt. Even if the senior unsecured debt ranked behind the subsidiaries’ debt in the capital structure, we consider that the risk of subordination is mitigated by a priority debt ratio that is much lower than 50%.

www.spglobal.com/ratingsdirect	October 16, 2024 7

Research Update: Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

Ratings Score Snapshot

Issuer Credit Rating	BBB/Stable/--
Business risk:	Satisfactory
Country risk	Intermediate
Industry risk	Moderately high
Competitive position	Strong
Financial risk:	Intermediate
Cash flow/leverage	Intermediate
Anchor	bbb
Modifiers:
Diversification/Portfolio effect	Neutral (no impact)
Capital structure	Neutral (no impact)
Financial policy	Neutral (no impact)
Liquidity	Strong (no impact)
Management and governance	Neutral (no impact)
Comparable rating analysis	Neutral (no impact)
Stand-alone credit profile:	bbb

Related Criteria

-	Criteria | Corporates | General: Sector-Specific Corporate Methodology, April 4, 2024

-	Criteria | Corporates | General: Corporate Methodology, Jan. 7, 2024

-	Criteria | Corporates | General: Methodology: Management And Governance Credit Factors For Corporate Entities, Jan. 7, 2024

-	General Criteria: National And Regional Scale Credit Ratings Methodology, June 8, 2023

-	General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021

-	General Criteria: Group Rating Methodology, July 1, 2019

-	Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019

-	Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018

-	Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

-	General Criteria: Methodology: Industry Risk, Nov. 19, 2013

-	General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

-	General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings:

Methodology And Assumptions, Nov. 19, 2013

-	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

www.spglobal.com/ratingsdirect	October 16, 2024 8

Research Update: Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

Ratings List

Ratings Affirmed
Gerdau S.A.
Issuer Credit Rating
Brazil National Scale	brAAA/Stable/--
Gerdau S.A.
Senior Unsecured	brAAA
Gerdau Holdings Inc.
Senior Unsecured	BBB
Upgraded
	To	From
GTL Trade Finance Inc.
Senior Unsecured	BBB	BBB-
GUSAP III LP
Senior Unsecured	BBB	BBB-
Gerdau Ameristeel US Inc.
Senior Unsecured	BBB	BBB-
Gerdau Trade Inc.
Senior Unsecured	BBB	BBB-
Upgraded; CreditWatch/Outlook Action
	To	From
Gerdau S.A.
Gerdau Ameristeel Corp.
Issuer Credit Rating	BBB/Stable/--	BBB-/Positive/--

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.spglobal.com/ratings for further information. Complete ratings information is available to RatingsDirect subscribers at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings’ public website at www.spglobal.com/ratings.

www.spglobal.com/ratingsdirect	October 16, 2024 9

Research Update: Gerdau S.A. Upgraded To ‘BBB’ From ‘BBB-’ On Sustained Low Leverage And Conservative Financial Policies; Outlook Stable

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